Exhibit 99.1

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Consolidated Financial Statements (unaudited)
For the quarter ended May 31, 2012

Filed: July 12, 2012

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

(expressed in Canadian dollars)	May 31, 2012	Aug. 31, 2011
		(Note 14)
ASSETS
Current
Cash and cash equivalents	$28,613,367	$64,118,931
Amounts receivable (Note 4 (a))	3,080,281	1,845,113
Prepaid expenses and other assets (Note 4 (b))	233,887	109,595
Total current assets	31,927,535	66,073,639
Restricted cash (Note 5 (a (iii)))	36,202,455	47,719,829
Other assets (Note 4 (b))	145,560	2,598,273
Assets held for sale (Note 7)	844,688	972,819
Performance bonds (Note 5 (a (iv)))	8,971,816	2,161,698
Exploration and evaluation assets (Note 6)	12,062,311	10,728,034
Property, plant and equipment (Note 5)	160,350,385	150,532,791
Total assets	$250,504,750	$280,787,083

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,329,764	$5,982,055
Total current liabilities	7,329,764	5,982,055

Deferred income taxes	11,210,909	12,911,493
Asset retirement obligation (Note 8)	1,301,925	645,369
Total liabilities	19,842,598	19,538,917

SHAREHOLDERS' EQUITY

Share capital (Note 9)	256,312,632	256,312,632
Other reserves	(25,812,010)	(20,221,500)
Contributed surplus	16,888,295	13,816,233
Accumulated other comprehensive income	(30,851,997)	(6,101,192)
Deficit	(21,154,658)	(14,126,263)
Total shareholders' equity attributable to shareholders of Platinum Group Metals Ltd.	195,382,262	229,679,910
Non-controlling interest (Note 5(a (ii)))	35,279,890	31,568,256
Total Shareholders' equity	230,662,152	261,248,166
Total liabilities and shareholders' equity	$250,504,750	$280,787,083

CONTINGENCIES AND COMMITMENTS (NOTE 11)
SUBSEQUENT EVENTS (NOTE 15)

Approved by the Board of Directors and authorized for issue on July 9, 2012

"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited)

(expressed in Canadian dollars)
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
				(Note 14)
EXPENSES
General and administrative	$1,083,465	$1,247,803	$4,208,529	$4,869,903
Foreign exchange loss (gain)	1,897,071	(636,992)	3,342,598	(496,901)
Stock compensation expense	19,623	2,921,842	1,960,264	6,595,692
Property write-off (note 6)	-	-	318,501	-
	(3,000,159)	(3,532,653)	(9,829,892)	(10,968,694)
Finance income	959,328	1,084,648	3,120,548	1,980,225
Loss for the period before income tax	(2,040,831)	(2,448,005)	(6,709,344)	(8,988,469)
Income attributable to non-controlling interest	165,640	171,598	319,050	256,232
Loss attributable to the shareholders of Platinum Group Metals Ltd.	$(2,206,471)	$(2,619,603)	$(7,028,394)	$(9,244,701)

Other comprehensive (loss) income
Foreign currency translation adjustment	(14,575,178)	(8,919,359)	(24,750,805)	(3,118,365)
Comprehensive loss for the period	$(16,781,649)	$(11,538,962)	$(31,779,199)	$(12,363,066)

Basic and diluted loss per common share	$(0.01)	$(0.02)	$(0.04)	$(0.06)
Weighted-average number of common shares outstanding - Basic and diluted	177,584,542	173,948,058	177,584,542	159,712,593

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statement of Changes in Equity
(expressed in Canadian dollars)
(Unaudited)

	Common shares
	without par value
			Contributed	Other	Accumulated other		Non-controlling
	Shares	Amount	surplus	reserves	comprehensive income	Deficit	interest	Total
Balance, September 1, 2010 (Note 14)	93,964,792	$91,794,123	$10,929,202	$-	$-	$(5,234,013)	$11,149,482	$108,638,794
Issuance of common shares for cash	70,150,000	135,365,649	-	-	-	-	-	135,365,649
Issued on exercise of stock options	936,500	1,932,401	(468,122)	-	-	-	-	1,464,279
Issued on exercise of warrants	12,533,250	27,220,459	(5,287,272)	-	-	-	-	21,933,187
Stock based compensation	-	-	8,327,812	-	-	-	-	8,327,812
Equity attributable to non-controlling interest	-	-	-	(18,645,994)	-	-	18,645,994	-
Income attributable to non-controlling interest	-	-	-	-	-	-	256,232	256,232
Translation difference	-	-	-	-	(3,118,365)	-	(24,720)	(3,143,085)
Net loss	-	-	-	-	-	(9,244,701)	-	(9,244,701)
Balance, May 31, 2011 (Note 14)	177,584,542	256,312,632	13,501,620	(18,645,994)	(3,118,365)	(14,478,714)	30,026,988	263,598,167
Stock based compensation	-	-	314,613	-	-	-	-	314,613
Equity attributable to non-controlling interest	-	-	-	(1,575,506)	-	-	1,575,506	-
Income attributable to non-controlling interest	-	-	-	-	-	-	289,583	289,583
Translation difference	-	-	-	-	(2,982,827)	-	(323,821)	(3,306,648)
Net loss	-	-	-	-	-	352,451	-	352,451
Balance, August 31, 2011 (Note 14)	177,584,542	256,312,632	13,816,233	(20,221,500)	(6,101,192)	(14,126,263)	31,568,256	261,248,166
Stock based compensation	-	-	3,072,062	-	-	-	-	3,072,062
Equity attributable to non-controlling interest	-	-	-	(5,590,510)	-	-	5,590,510	-
Income attributable to non-controlling interest	-	-	-	-	-	-	319,050	319,050
Translation difference	-	-	-	-	(24,750,805)	-	(2,197,928)	(26,948,733)
Net loss	-	-	-	-	-	(7,028,394)	-	(7,028,394)
Balance, May 31, 2012	177,584,542	$256,312,632	$16,888,295	$(25,812,010)	$(30,851,997)	$(21,154,657)	$35,279,888	$230,662,151

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

(expressed in Canadian dollars)
	Nine Months	Nine Months
	Ended	Ended
	May 31, 2012	May 31, 2011
OPERATING ACTIVITIES		(Note 14)
Loss for the period	$(7,028,394)	$(9,244,701)
Add items not affecting cash:
Amortization	291,998	114,623
Foreign exchange loss (gain)	3,342,598	(496,901)
Write-down of exploration project	318,501	-
Non-cash stock compensation expense	1,960,264	6,595,692
Net change in non-cash working capital (Note 12)	(1,500,765)	723,190
	(2,615,798)	(2,308,097)

FINANCING ACTIVITIES
Issuance of common shares	-	158,763,116
	-	158,763,116

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(24,341,134)	(30,647,198)
Exploration expenditures, net of recoveries	(2,577,099)	(1,068,274)
South African VAT receivable	(910,182)	(3,142,098)
Performance bonds	(7,096,070)	(1,893,737)
Investment in Mnombo (Note 6)	(158,220)	-
Restricted cash	5,232,157	(51,426,913)
	(29,850,548)	(88,178,220)
Net (decrease) increase in cash and cash equivalents	(32,466,346)	68,276,799
Effect of foreign exchange on cash and cash equivalents	(3,039,218)	762,698
Cash and cash equivalents, beginning of year	64,118,931	2,366,136
Cash and cash equivalents, end of period	$28,613,367	$71,405,633

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated interim financial statements
For the nine months May 31, 2012

1.	NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia corporation incorporated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 328-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa. The Company is currently developing the Project 1 Platinum Mine in South Africa, in which it holds a 74% working interest. A Phase 1 development program budgeted at $100 million is now under way at Project 1 and is approximately 68% complete in dollar terms. A formal Mining Right was granted for the project on April 4, 2012 by the Government of South Africa. An estimated $406 million in further capital and operating expenditures will be required to bring Project 1 into full production. The Company is currently working with a syndicate of international banks (the “Lenders”) to complete a $260 million senior loan facility for the project. The Company will also be responsible for its 74% share of a cost overrun facility and working capital as needed to satisfy the Lenders’ requirements. In addition to the senior loan facility, the Lenders may also provide a portion of the required working capital. In order to follow its business plan, the Company will need to raise additional capital in 2012 by way of equity issuance, additional debt or sale of assets.

2.	BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its November 30, 2011 interim consolidated financial statements in the financial statements, the term Canadian GAAP refers to Canadian GAAP before the adoption of IFRS.

These condensed consolidated interim financial statements “interim financial statements” have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” and IFRS 1, “First-time adoption of International Financial Reporting Standards” using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended November 30, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. The impact of the transition to IFRS on the comprehensive income for the three and nine months ended May 31, 2011 is provided in note 14. This note also includes the nature of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended August 31, 2011.

The policies applied in these interim financial statements are based on IFRS issued and outstanding as of July 12, 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2012 could result in restatement of these interim financial statements, including the transition adjustments recognised on change-over to IFRS.

These interim financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership)
Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (74% ownership)
Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership)
Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership)

All significant inter-company transactions and balances have been eliminated upon consolidation.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the nine months ended May 31, 2012

3.	SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same significant accounting principles as those outlined in the notes to the interim financial statements for the three months ended November 30, 2011.

4.	AMOUNTS RECEIVABLE AND PREPAIDS

a)	Amounts receivable

	May 31, 2012	Aug. 31, 2011
South African value added tax	$2,035,023	$1,170,978
Interest receivable	64,439	115,646
Sundown Ranch receivable	55,502	87,023
Expenditure advances	665,895	344,360
Canadian harmonized sales tax	129,976	79,828
Due from related parties (Note 10 (c),(d) and (e))	129,446	47,278
Total accounts receivable	$3,080,281	$1,845,113

b)	Prepaid expenses and other assets

	May 31, 2012	Aug. 31, 2011
Current
Insurance premiums	$192,308	$86,705
Miscellaneous	41,579	22,890
Total current prepaids	$233,887	$109,595

Non-current
Investment in Mnombo	$145,560	$-
Project 1 - Contractor advances	-	2,598,273
Total other assets	$145,560	$2,598,273

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated interim financial statements
For the nine months May 31, 2012

5.	PROPERTY, PLANT AND EQUIPMENT

		Construction
	Development	work- in-			Office	Mining
	assets	progress	Land	Buildings	Equipment	Equipment	Total
Cost

Balance as at August 31, 2011	$125,779,547	$3,431,534	$15,037,261	$4,338,475	$883,107	$1,812,141	$151,282,065
Additions	20,964,424	5,637,866	9,508	165,427	96,741	2,778,194	29,652,160
Disposal	-	-	-	-	-	(1,500)	(1,500)
Foreign exchange movement	(16,159,253)	(451,970)	(1,980,570)	(571,424)	(40,599)	(238,679)	(19,442,495)
Balance May 31, 2012	$130,584,718	$8,617,430	$13,066,199	$3,932,478	$939,249	$4,350,156	$161,490,230

Accumulated Depreciation

Balance as at August 31, 2011	$-	$-	$-	$33,428	$620,078	$95,768	$749,274
Additions	-	-	-	150,566	110,618	190,976	452,160
Foreign exchange movement	-	-	-	(4,403)	(45,324)	(11,862)	(61,589)
Balance May 31, 2012	$-	$-	$-	$179,591	$685,372	$274,882	$1,139,845

Net book value, August 3 1, 2011	$125,77 9,547	$3,431,53 4	$15,037 ,2 61	$4,30 5,047	$26 3,029	$1,716,37 3	$150,53 2,791
Net book value, May 31, 20 12	$13 0,584,718	$8,617,43 0	$13,066 ,199	$3,75 2,887	$25 3,877	$4,07 5,274	$160,350,3 85

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated interim financial statements
For the nine months May 31, 2012

a)	Projects 1 & 3

On transition to IFRS, Project 1 of the WBJV, now under construction, was re-classified as Property, Plant and Equipment under IAS 16 Property, Plant and Equipment (PPE). However, Project 3 remains classified as Exploration and Evaluation; therefore the costs incurred for Project 3 are included under Exploration and Evaluation (Note 6.)

i.	Initial Joint Venture Agreement – October 26, 2004

On October 26, 2004 the Company entered into the Western Bushveld Joint Venture (“WBJV”) with a subsidiary of Anglo Platinum Limited (“Anglo”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights that would eventually cover approximately 72 square kilometres on the Western Bushveld Complex of South Africa. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest. The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd. (“Wesizwe”)) and Project 3 (100% WBJV). In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe.

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009. Based on the resource estimate contained in the July 2008 Feasibility Study, in accordance with the requirements of the 2004 WBJV agreement, each party had an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from their contributed properties. On April 22, 2010 the Company paid an equalization amount to Anglo in the amount of $ 24.83 million (R 186.26 million).

ii.	Reorganization – April 22, 2010

Also on April 22, 2010, the partners of the WBJV completed a transaction announced in August 2008 dissolving the WBJV and reorganizing its underlying assets (“Consolidation Transaction.”) Wesizwe acquired all of Anglo’s mineral interests underlying the WBJV, retained Anglo’s interests in Project 2, and then transferred all of Anglo’s interests underlying Projects 1 and 3 into the project operating company, Maseve. The Company transferred its interests in the mineral rights underlying Projects 1 and 3 into Maseve, and rescinded its interests in Project 2 to Wesizwe. As a result Wesizwe obtained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3.

The rescission of the Company’s 18.5% interest in Project 2 was recorded as a sale for accounting purposes at an estimated fair value of $65.42 million on April 22, 2010, versus a historic cost of $19.80 million, for a gain of $45.62 million. The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of an existing business and was transferred into Maseve at book cost.

In exchange for its 18.5% interest in Project 2 the Company effectively received a 17.75% interest in Maseve. The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75%. Wesizwe received a 45.25 % initial interest in Maseve.

iii.	Exercise of Maseve Subscription Right – January 14, 2011

Under the terms of the Consolidation Transaction, the Company was entitled to subscribe for a further 19.25% interest in Maseve for subscriptions in the amount of approx. $59 million (R 408.81 million). The Company exercised this right in January 2011, thereby increasing its shareholding to 74%. The subscription funds are held in escrow for application towards Wesizwe’s capital requirements for Projects 1 and 3. These funds are classified as restricted cash. As of May 31, 2012, the balance of restricted cash is $36.20 million. For every $74 spent on project requirements in Maseve, a further $26 can be removed from the restricted cash to cover Wesizwe’s share of such costs.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the nine months ended May 31, 2012

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $35.28 million at May 31, 2012, is accounted for as a non-controlling interest.

iv.	Other financial information - Project 1

At May 31, 2012, the Company recorded an asset retirement obligation of $1,301,925 (August 31, 2011 - $645,369) based on the degree of surface disturbance on the Project 1 site. As of May 31, 2012, the Company has posted a total of $8.97 million (August 31, 2011 - $2.16 million) as performance bonds in South Africa against reclamation work, approximately $8.88 million (August 31, 2011 - $2.07 million) of which is posted against work on Project 1.

6.	EXPLORATION AND EVALUATION PROPERTIES

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	May 31, 2012	Aug 31, 2011
Canada	$4,870,899	$3,710,224
South Africa	$7,191,412	7,017,810
Total exploration	$12,062,311	$10,728,034

REPUBLIC OF SOUTH AFRICA

	SOUTH AFRICA
	May 31, 2012	Aug 31, 2011

Project 3 - see note 5 (a)	$3,762,670	$4,333,430

Waterberg
Acquisition costs	$10,303	$11,631
Exploration costs	4,176,915	885,881
Recoveries	(3,057,131)	(885,881)
Total Waterberg	$1,130,087	$11,631

Warsprings
Acquisition costs	$141,051	$153,664
Exploration costs	3,978,405	4,587,454
Recoveries	(2,485,394)	(2,862,404)
Total Warsprings	$1,634,061	$1,878,714

Tweespalk
Acquisition costs	$76,642	$80,054
Exploration costs	765,130	869,676
Recoveries	(187,975)	(216,489)
Total Tweespalk	$653,797	$733,240

Sable
Acquisition costs	$9,281	$10,688
Exploration costs	1,277,448	797,419
Recoveries	(1,286,729)	(759,748)
Total Sable	$-	$48,360

Other	$10,797	$12,435

Total South Africa Exploration	$7,191,412	$7,017,810

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the nine months ended May 31, 2012

Waterberg

Since September 2009 and into 2011, the Company was granted several adjacent prospecting rights for a 137 square kilometre area named the Waterberg Project north of the known North Limb of the Bushveld Complex. In October 2009, the Company entered an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of US$3.2 million over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. In November 2011, the Company agreed to acquire a direct 49.97% interest in Mnombo from the shareholders of Mnombo in exchange for R 1.2 million (US$150,000), which has been paid as of May 31, 2012, and has agreed to fund Mnombo’s 26% share of costs on the Waterberg Project to feasibility. The Company will therefore hold 37% of Waterberg directly and a further 12.97% indirectly, through Mnombo, for a total effective project interest of 49.97% . Total expenditures incurred by JOGMEC to May 31, 2012 amounted to approximately R 25.21 million ($3.05 million at May 31, 2012).

In addition to the above, since mid-February 2012 the Company and Mnombo have staked and filed claim to approximately 800 square kilometres adjacent and to the north of the original Waterberg Project area. Ownership of the mineral rights to this new area is subject to approval and grant by the Government of South Africa, and is to be split 74% to the Company and 26% to Mnombo, leaving the Company with an effective 86.97% interest in this new area.

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with JOGMEC, an incorporated administrative institution of the Government of Japan, whereby JOGMEC could earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. After incurring total expenditures of approximately R 20.5 million to August 31, 2011 (approximately $2.9 million at that time), JOGMEC notified the Company in early fiscal 2012 that it would not fund additional work on the project. JOGMEC retains no interest in the project. The Company is considering future exploration programs or a possible sale of the project.

Sable

During 2009, the Company acquired by application prospecting permits in South Africa which became the Sable Joint Venture project area on the Western Limb of the Bushveld Complex, west of Pretoria. The project is under agreement to a Black Economic Empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited (“Sable Platinum”) as to a 51% interest in exchange for Sable Platinum funding approximately $6.0 million (R 42.0 million) in work on the project. The Company was the operator of the project until mid-March 2012, after which operatorship was transitioned to Sable Platinum. Total expenditures incurred by Sable Platinum to May 31, 2012 amounted to approximately R 10.46 million ($1.27 million May 31, 2012).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the nine months ended May 31, 2012

CANADA

CANADA
Properties	May 31, 2012	Aug 31, 2011

Ontario
Acquisition costs	$1,235,028	$1,264,417
Exploration and evaluation costs	2,742,153	2,358,391
Total Ontario	$3,977,181	$3,622,808

Providence
Acquisition costs	$78,216	$78,216
Exploration and evaluation costs	815,502	9,200
Total Providence	$893,718	$87,416

Total Canada Exploration	$4,870,899	$3,710,224

Thunder Bay

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay, Ontario. These holdings include 100% interests in the Lac Des Iles River and Shelby Lake properties and are all subject to a 2.0% NSR royalty. In most cases, the Company may buy back one half of the NSR.

Bark Lake

On February 10, 2011 the Company acquired a right to earn up to a 75% interest in Benton Resources Corp’s Bark Lake, Ontario platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn a 70% interest the Company would be required to make staged option payments of $145,000 in cash ($35,000 paid) plus 215,000 shares (nil issued) and complete $1,625,000 in exploration over a 7 year period. The Company reviewed the results of its recent exploration work on the project to May 31, 2012 and made the decision not to proceed with further work. On Feb 29, 2012, the Company wrote off $318,501 in acquisition and exploration costs incurred to date on the property.

Providence

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration for a payment of $50,000 and a 1.0% NSR royalty. The claims that comprise the Providence property are expected to be brought to lease once a crown survey has been completed in 2012 at an estimated cost of $100,000. An extension has been granted by the Northwest Territories Mining Recorder for the completion of the survey of the claims to lease until September 28, 2012. To date the first year lease payment and application fees have been paid. Total acquisition costs were $78,216. As of May 31, 2012, the Company has spent $815,502 toward exploration on the property.

Camp facilities and an associated Land Use Permit have also been purchased from Arctic Star for an additional $20,000. The Company has re-activated its corporate registration in the Northwest Territories and the land use permit associated with the camp and exploration work has been transferred into the Company’s name. As part of the transfer, a security deposit of $26,740 was issued to the Aboriginal Affairs and Northern Development Canada.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the nine months ended May 31, 2012

7.	ASSETS HELD FOR SALE

During 2008, the Company acquired two rock winders at a cost of R 16.6 million (approx. $2.3 million). After the purchase, mine designs excluded the use of shafts and winders. During the year ended August 31, 2010 the Company sold one winder for US $1.28 million (approx. $1.3 million). The second winder continues to be held for sale.

8.	ASSET RETIREMENT OBLIGATION

There was an incremental increase in the net present value of total asset retirement obligations (”ARO”) during the period, due mainly to ongoing construction work on Project 1. At May 31, 2012, the ARO is estimated at $1,301,925 (August 31, 2011 – $645,369), based on a total future liability of approximately R 13.0 million (August 31, 2011 – R 8.0 million). A discount rate of 7.96% and an inflation rate of 5.3%, which represents South Africa’s expected inflation rate, were used to calculate the present value of the asset retirement obligation.

Balance, August 31, 2011	$645,369
Increased estimate future obligation	718,805
Accretion expense	57,663
Foreign exchange loss	(119,912)
Balance, May 31, 2012	$1,301,925

9.	SHARE CAPITAL

	(a)	Authorized

Unlimited common shares without par value

	(b)	Issued and outstanding

At May 31, 2012, there were 177,584,542 shares outstanding.

During the nine months ended May 31, 2012, there were no changes in the Company’s issued and outstanding shares.

	(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

	Number	Average
	of Shares	Exercise Price
Options outstanding at August 31, 2010	5,000,500	$2.28
Granted	7,691,500	2.04
Exercised	(936,500)	1.56
Forfeited	(505,000)	2.71
Options outstanding at August 31, 2011	11,250,500	2.19
Granted	4,329,000	1.25
Forfeited	(1,410,000)	2.29
Options outstanding at May 31, 2012	14,169,500	$1.91

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the nine months ended May 31, 2012

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	May 31,	Contractual	May 31,
Price	2012	Life (Years)	2012
$ 1.20	100,000	4.75	-
1.28	75,000	4.75	-
1.30	3,994,000	4.50	3,994,000
1.40	957,000	1.95	957,000
1.60	1,017,000	1.38	1,017,000
2.05	3,974,000	3.96	3,924,000
2.10	2,747,500	3.49	2,747,500
2.20	50,000	3.52	50,000
2.36	250,000	1.61	100,000
2.41	100,000	3.71	100,000
2.57	65,000	1.61	65,000
4.15	150,000	0.40	150,000
4.40	690,000	0.40	690,000
	14,169,500	3.44	13,794,500

During the nine months ended May 31, 2012, the Company granted 4,329,000 stock options (May 31, 2011 – 7,401,500). The Company recorded $3,072,061 ($1,960,264 expensed and $1,111,797 capitalized to development costs) of compensation expense relating to stock options granted in this period (May 31, 2011 - $6,595,692 expensed and $ 1,740,315 capitalized to mineral properties).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the nine months ended May 31, 2012:

Risk-free interest rate	1.44%
Expected life of options	3.5
Annualized volatility	83%
Dividend rate	0.00%

10.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the nine months ended, $514,886 (May 31, 2011 - $690,228) was paid to non- independent directors for salary, consulting and bonus. At May 31, 2012, $34,057 was included in accounts payable (May 31, 2011 - $13,944).

(b)

During the nine months ended, $134,000 (May 31, 2011 - $6,000) was paid to independent directors for directors fees and services. At May 31, 2012, $Nil was included in accounts payable (May 31, 2011 - $Nil).

(c)

During the nine months ended, the Company accrued or received payments of $76,500 (May 31, 2011 - $76,500) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $ 94,334 (May 31, 2011 - $2,157).

(d)

During the nine months ended, the Company accrued or received payments of $111,800 (May 31, 2011 - $76,500) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $14,401 (May 31, 2011 – $2,673).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the nine months ended May 31, 2012

(e)

The Company has an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the period ended May 31, 2012 the Company accrued or paid Anthem $81,017 under the office lease agreement (May 31, 2011 - $65,023).

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value amount, which is the consideration established and agreed to by the noted parties.

11.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $230,000 to August 31, 2015. The Company also has commitments for Project 1 related insurance coverage totaling approximately $200,000 over the next 3 years.

The Company’s project operating subsidiary, Maseve, entered into a long term electricity supply agreement with South African power utility, Eskom. Under the agreement the Company was provided with a 1.5MVA temporary power supply in July 2011 and is to be provided with a 10 MVA construction power supply in mid calendar 2012 and a total 40 MVA production power supply in late calendar 2013 in exchange for connection fees and guarantees totaling Rand 142.22 million ($17.26 million at May 31, 2012) to fiscal 2014. The Company has paid R 51.71 million ($6.27 million at May 31, 2012), therefore R 90.51 million ($10.98 million at May 31, 2012) of the commitment remains outstanding.

For the fiscal years ending on August 31, the aggregate commitments are as follows:

August 31, 2012	$7,589,296
August 31, 2013	3,822,161
August 31, 2014	169,501
August 31, 2015	66,895
August 31, 2016	15,524
$11,663,377

12.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Nine months	Nine months
	ended	ended
	May 31, 2012	May 31, 2011
Amounts receivable and other assets	$929,806	$328,186
Accounts payable	570,959	395,004
	$1,500,765	$723,190

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the nine months ended May 31, 2012

13.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Segmented information presented on a geographic basis follows:

Assets

	May 31,	August 31,
	2012	2011

Canada	$38,229,572	$36,527,037
South Africa	212,275,177	244,260,046
	$250,504,750	$280,787,083

Substantially all of the Company’s capital expenditures are made in the South African geographical segment; however the Company also has exploration properties in Canada.

Income (loss) attributable to the shareholders of Platinum Group Metals Ltd.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
Canada	$(2,326,722)	$(2,904,402)	$(8,448,957)	$(9,179,289)
South Africa	120,251	284,799	1,420,563	(65,412)
	$(2,206,471)	$(2,619,603)	$(7,028,394)	$(9,244,701)

14.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As outlined in note 2, Basis of Presentation and Principles of Consolidation, the Company adopted IFRS on September 1, 2011 with a transition date of September 1, 2010. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to accumulated deficit unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

IFRS exemption options

Business combinations

IFRS 1 permits the Company to apply IFRS 3 Business Combinations on a prospective basis only from the transition date. Therefore, the Company will not restate past business combinations to comply with IFRS 3, where control was obtained before the transition date.

Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative currency translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative currency translation gains and losses to zero in opening deficit at its transition date. This election resulted in a reversal of historical and cumulative translation adjustment of $2.2 million on transition.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the nine months ended May 31, 2012

Reconciliations

Except for the above, the accounting policies set out in the interim financial statements for the period ended November 30, 2011 have been applied retroactively for the nine months ended May 31, 2011, for the year ended August 31, 2011, and in the preparation of an opening IFRS balance sheet at September 1, 2010.

The Canadian GAAP statement of comprehensive loss for the nine months ended May 31, 2011 has been reconciled to IFRS as follows:

	Three months	Nine months
	ended May 31,	ended May 31,
	2011	2011

Net loss and other comprehensive loss attributable to stockholders of Platinum Group Metals under Canadian GAAP	($2,072,031)	($10,393,170)

(Decrease) increase in respect of: Foreign exchange (loss) gain	(547,572)	1,148,469

Net loss attributable to stockholders of Platinum Group Metals under IFRS	(2,619,603)	(9,244,701)

Other comprehensive (loss) income under CGAAP:
Foreign currency translation reserve	(2,819,347)	(3,118,365)

Comprehensive loss for the period under IFRS	($5,438,950)	($12,363,066)

The Canadian GAAP statement of shareholder’s equity for the period ended May 31, 2011 has been reconciled to IFRS as follows:

May 31, 2011

Shareholder's equity reported under Canadian GAAP	$248,446,748

Forign currency translation reserve	297,243
Non-controlling interest reclassification (item f below)	30,026,987
Other reserve	(18,645,994)
Deficit adjustment	3,473,182

Shareholder's equity reported under IFRS	$263,598,166

The following are explanations of the key differences between Canadian GAAP and IFRS which gave rise to adjustments.

a)     Foreign currency translation

The Company’s South African subsidiaries have the South African Rand as their functional currency. Under Canadian GAAP for integrated foreign operations, only monetary items were translated to Canadian dollars at the end of each reporting period at the period end exchange rate. However under IFRS, all assets and liabilities of a foreign subsidiary with a functional currency different from the parent’s presentation currency are converted to the parent’s presentation currency at the period end rate with the resulting foreign exchange differences recorded in other comprehensive income.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited condensed consolidated financial statements
For the nine months ended May 31, 2012

Under Canadian GAAP, the South African subsidiaries were considered to be integrated operations, which effectively meant the entities had Canadian functional currencies. Under IFRS, these South African subsidiaries are considered to have the Rand as their functional currency. As a result, the foreign exchange gain or loss on the intercompany loan to the foreign subsidiaries which is considered the parent company’s net investment in a foreign operation is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment. Under Canadian GAAP, the gain or loss was recognized in the profit or loss.

b)     Deferred Income Taxes

Under Canadian GAAP, deferred income taxes were recognized following the acquisition of various assets. Under IFRS, deferred income taxes are not recognized on temporary differences that arise from transactions other than a business combination that at the time of the transaction affected neither the taxable nor accounting profit or loss. As a result of this difference a decrease to the deferred income tax liability and a corresponding decrease to the carrying value of property plant and equipment for 56 million Rand has been made on transition and is applied to all periods.

c)     Pre-exploration costs

Under IFRS, expenditures that are capitalized before the Company has the legal right to explore the specific property must be expensed. Canadian GAAP does not have the same restriction; therefore an adjustment is required on transition to expense pre-exploration costs which were capitalized under Canadian GAAP. This accounting policy change resulted in an increase to deficit and a corresponding decrease in the carrying value of resource properties on transition.

d)     Reclassification of Project 1 asset

Under Canadian GAAP, all capitalized and deferred costs were classified as mineral properties. Under IFRS, the Project 1 deferred costs have been reclassified under Property, Plant and Equipment.

e)     Currency translation differences

This adjustment results from the application of the IFRS 1 election which permits cumulative currency translation gains and losses to be reset to zero at the Transition Date.

f)     Non-controlling interest

At the date of transition, the accounting requirement for non-controlling interests differed under IFRS. Under IFRS changes in ownership interest where control is maintained are recorded through equity.

15.	SUBSEQUENT EVENTS

The following event occurred subsequent to quarter end. This event and other non-material subsequent events may be mentioned elsewhere in these financial statements:

  On June 25, 2012, the Company granted 25,000 incentive stock options at a price of $1.00 per share to an employee.

  On July 10, 2012, the Company adopted a shareholder rights plan.